UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains a press release issued by Deutsche Bank AG on January 31, 2017. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Release – Frankfurt am Main – January 31, 2017

Deutsche Bank reaches settlements over Russian securities trades

Deutsche Bank (XETRA: DBKGn.DE / NYSE:DB) has reached settlements with the UK Financial Conduct Authority (FCA) and the New York State Department of Financial Services (DFS). The settlements conclude the FCA and the DFS’s investigations into the bank’s anti-money laundering (AML) control function in its investment banking division, including in relation to certain securities trades that occurred between 2011 and 2015 involving its Moscow, London and New York offices.

Under the terms of the settlement agreement with the FCA, Deutsche Bank agreed to pay civil monetary penalties of approximately 163 million pounds. The bank qualified for a 30 percent discount for agreeing to settle at an early stage of the FCA’s investigation. The FCA noted in its findings that the bank has committed significant resources to improving its AML controls and recognises the work already undertaken in this area. The FCA also noted that the bank has been exceptionally cooperative in bringing the matter to its attention and throughout its investigation.

Under the terms of the settlement agreement with the DFS, Deutsche Bank entered into a Consent Order, and agreed to pay civil monetary penalties of 425 million dollars and to engage an independent monitor for a term of up to two years. The Consent Order acknowledged Deutsche Bank’s cooperation and remediation efforts and noted that the DFS considered those efforts in arriving at the settlement amount.

The settlement amounts are already materially reflected in existing litigation reserves. As previously disclosed, Deutsche Bank is cooperating with other regulators and law enforcement authorities, which have their own ongoing investigations into these securities trades.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2015 Annual Report on Form 20-F, which was filed with the SEC on March 11, 2016, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: January 31, 2017
	By:	/s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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